CUSIP No. 055367106	Page 1 of 17 Pages

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 4 TO

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

BCSB BANCORP, INC.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

055367106
(CUSIP Number)

Mr. Richard J. Lashley
PL Capital, LLC
20 E. Jefferson Ave.
Suite 22
Naperville, IL  60540
973-360-1666
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 29, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

CUSIP No. 055367106	Page 2 of 17 Pages

1	NAME OF REPORTING PERSON Financial Edge Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 176,521
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 176,521
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 176,521
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.5%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 3 of 17 Pages

1	NAME OF REPORTING PERSON Financial Edge—Strategic Fund, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 71,766
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 71,766
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 71,766
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.2%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 4 of 17 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,858
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,858
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 5 of 17 Pages

1	NAME OF REPORTING PERSON PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 248,287
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 248,287
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 248,287
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 6 of 17 Pages

1	NAME OF REPORTING PERSON PL Capital Advisors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 312,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 312,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 7 of 17 Pages

1	NAME OF REPORTING PERSON Goodbody/PL Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 64,585
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 64,585
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 64,585
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 2.0%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 8 of 17 Pages

1	NAME OF REPORTING PERSON John W. Palmer
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 312,872
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 312,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,872
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☒
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 055367106	Page 9 of 17 Pages

1	NAME OF REPORTING PERSON Richard J. Lashley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 52
	8	SHARED VOTING POWER 312,872
	9	SOLE DISPOSITIVE POWER 52
	10	SHARED DISPOSITIVE POWER 312,872
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 312,924
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 055367106	Page 10 of 17 Pages

Item 1.	Security and Issuer

The initial Schedule 13D, dated August 5, 2008, was filed with the Securities and Exchange Commission on August 13, 2008 (the “Initial Schedule 13D”).  This Amendment No. 4 to the Initial Schedule 13D (this “Amended Schedule 13D”) relates to the common stock, $0.01 par value (“Common Stock”), of BCSB Bancorp, Inc. (the “Company” or “BCSB Bancorp”).  The address of the principal executive offices of the Company is 4111 E. Joppa Road, Baltimore, Maryland  21236.

Item 2.	Identity and Background

This Amended Schedule 13D is being filed jointly by the parties identified below.  All of the filers of this Amended Schedule 13D are collectively the “PL Capital Group.”  The joint filing agreement of the members of the PL Capital Group is attached as Exhibit 1 to the Initial Schedule 13D.

•	Financial Edge Fund, L.P., a Delaware limited partnership (“Financial Edge Fund”)

•	Financial Edge-Strategic Fund, L.P., a Delaware limited partnership (“Financial Edge Strategic”)

•	PL Capital, LLC, a Delaware limited liability company and General Partner of Financial Edge Fund and Financial Edge Strategic (“PL Capital”)

•	PL Capital Advisors, LLC, a Delaware limited liability company and Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL Capital, L.P. (“PL Capital Advisors”)

•	Goodbody/PL Capital, L.P., a Delaware limited partnership (“Goodbody/PL LP”)

•	Goodbody/PL Capital, LLC, a Delaware limited liability company and General Partner of Goodbody/PL LP (“Goodbody/PL LLC”)

•	John W. Palmer and Richard J. Lashley, Managing Members of PL Capital, PL Capital Advisors and Goodbody/PL LLC, and Mr. Lashley as an individual

(a)-(c)           This statement is filed by Mr. John Palmer and Mr. Richard Lashley, with respect to the shares of Common Stock beneficially owned by them, as follows:

(1)
shares of Common Stock held in the name of Financial Edge Fund and Financial Edge Strategic, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital, the General Partner of Financial Edge Fund and Financial Edge Strategic;

CUSIP No. 055367106	Page 11 of 17 Pages

(2)
shares of Common Stock held in the name of Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of PL Capital Advisors, the Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP;

(3)	shares of Common Stock held in the name of Goodbody/PL LP, in Mr. Palmer’s and Mr. Lashley’s capacity as Managing Members of Goodbody/PL LLC, the General Partner of Goodbody/PL LP; and

(4)	shares of Common Stock held by Mr. Lashley, as an individual.

The business address of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP, Goodbody/PL LLC, Mr. Palmer and Mr. Lashley is:  c/o PL Capital, 20 East Jefferson Avenue, Suite 22, Naperville, Illinois 60540.  Each of Financial Edge Fund, Financial Edge Strategic, PL Capital, PL Capital Advisors, Goodbody/PL LP and Goodbody/PL LLC are engaged in various interests, including investments.

The principal employment of Messrs. Palmer and Lashley is investment management with each of PL Capital, PL Capital Advisors and Goodbody/PL LLC, whose principal business is investments.

(d)           During the past five years, no member of the PL Capital Group has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           During the past five years, no member of the PL Capital Group has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

(f)           All of the individuals who are members of the PL Capital Group are citizens of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In aggregate, the PL Capital Group owns 312,924 shares of Common Stock of the Company acquired at an aggregate cost of $4,003,800.

The amount of funds expended by Financial Edge Fund to acquire the 176,521 shares of Common Stock it holds in its name is $2,323,756.  Such funds were provided from Financial Edge Fund’s available capital and from time to time by margin loans provided by BNP Paribas Prime Brokerage, Inc. (“BNP Paribas”).

The amount of funds expended by Financial Edge Strategic to acquire the 71,766 shares of Common Stock it holds in its name is $973,366.  Such funds were provided from Financial Edge Strategic’s available capital and from time to time margin loans provided by BNP Paribas.

CUSIP No. 055367106	Page 12 of 17 Pages

The amount of funds expended by Goodbody/PL LP to acquire the 64,585 shares of Common Stock it holds in its name is $705,768.  Such funds were provided from Goodbody/PL LP’s available capital and from time to time by margin loans provided by BNP Paribas.

The amount of funds expended by Mr. Lashley to acquire the 52 shares of Common Stock he holds in his name is $910.  Such funds were provided from Mr. Lashley’s personal funds.

Any purchases of Common Stock made by members of the PL Capital Group using funds borrowed from BNP Paribas, if any, were made in margin transactions on those firms’ usual terms and conditions.  All or part of the shares of Common Stock owned by members of the PL Capital Group may from time to time be pledged with one or more banking institutions or brokerage firms as collateral for loans made by such entities to members of the PL Capital Group.  Such loans, if any, generally bear interest at a rate based upon the federal funds rate plus a margin.  Such indebtedness, if any, may be refinanced with other banks or broker-dealers.  As of the date of this filing the Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP have margin loans outstanding secured by Common Stock.

Item 4.	Purpose of Transaction

The PL Capital Group acquired shares of Common Stock because it believes that the Common Stock is undervalued.  PL Capital Group’s intent is to influence the policies of BCSB Bancorp and assert PL Capital Group’s shareholder rights, with a goal of maximizing the value of the Common Stock.

The PL Capital Group principals mailed a letter dated April 25, 2011 to Mr. Joseph Bouffard, the President & CEO of BCSB Bancorp.  In that letter the PL Capital Group requested that the Board of Directors of BCSB Bancorp and its wholly-owned subsidiary, Baltimore County Savings Bank (the Bank), expand their boards by one seat for purposes of appointing PL Capital principal Richard Lashley as a director.  The letter is attached as Exhibit 2 to Amendment No. 3 to the Initial Schedule 13D.

On July 29, 2011, the PL Capital Group entered into an agreement with BCSB Bancorp, pursuant to which BCSB Bancorp and the Bank expanded their Boards of Directors by one member and appointed Mr. Lashley as a director of both entities.  Mr. Lashley will stand for shareholder re-election at BCSB’s 2012 Annual Meeting.

CUSIP No. 055367106	Page 13 of 17 Pages

The agreement with BCSB Bancorp includes a prohibition on the PL Capital Group purchasing BCSB Bancorp’s securities, or taking other actions of the type typically found in a “standstill” agreement, for so long as Mr. Lashley remains a director of BCSB Bancorp or the Bank.  However, nothing in the agreement limits or affects any action or inaction by Mr. Lashley in his capacity as a member of BCSB Bancorp’s Board of Directors or the Bank’s Board of Directors, provided he acts in the good faith discharge of his fiduciary duties as a Board member.

To the extent the actions described herein may be deemed to constitute a “control purpose” with respect to the Securities Exchange Act of 1934, as amended, and the regulations thereunder, the PL Capital Group has such a purpose.  Except as noted in this Amended Schedule 13D, no member of the PL Capital Group has any plans or proposals, which relate to, or would result in, any of the matters referred to in paragraphs (b) through (j), inclusive of Item (4) of Schedule 13D.  Such individuals may, at any time and from time to time, review or reconsider their positions and formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Company

The percentages used in this Amended Schedule 13D are calculated based upon 3,192,119 outstanding shares of Common Stock.  This is the number of shares of Common Stock that BCSB Bancorp reported as outstanding as of April 30, 2011 in its most recent Form 10-Q, which was filed with Securities and Exchange Commission on March 12, 2011.  The PL Capital Group’s transactions in the Common Stock within the past 60 days of the date of this filing are as follows:

(A)	Financial Edge Fund

(a)-(b)           See cover page.

(c)           The Financial Edge Fund has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Fund, they have the power to direct the affairs of Financial Edge Fund, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Fund.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Fund with regard to those shares of Common Stock.

(B)	Financial Edge Strategic

(a)-(b)           See cover page.

(c)           Financial Edge Strategic has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(d)           Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, the general partner of Financial Edge Strategic, they have the power to direct the affairs of Financial Edge Strategic, including the voting and disposition of shares of Common Stock held in the name of Financial Edge Strategic.  Therefore, Mr. Palmer and Mr. Lashley are deemed to share voting and dispositive power with Financial Edge Strategic with regard to those shares of Common Stock.

CUSIP No. 055367106	Page 14 of 17 Pages

(C)	Goodbody/PL LP

(a)-(b)           See cover page.

(c)           Goodbody/PL LP has made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

 (d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LP.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(D)	PL Capital

(a)-(b)           See cover page.

(c)           PL Capital has made no purchases or sales of Common Stock directly.

(d)           PL Capital is the general partner of Financial Edge Fund and Financial Edge Strategic.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital, they have the power to direct the affairs of PL Capital.  Therefore, PL Capital may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund and Financial Edge Strategic.

(E)	PL Capital Advisors

(a)-(b)           See cover page.

(c)           PL Capital Advisors has made no purchases or sales of Common Stock directly.

(d)           PL Capital Advisors is the Investment Advisor to Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of PL Capital Advisors, they have the power to direct the affairs of PL Capital Advisors.  Therefore, PL Capital Advisors may be deemed to share with Mr. Palmer and Mr. Lashley voting and dispositive power with regard to the shares of Common Stock held by Financial Edge Fund, Financial Edge Strategic and Goodbody/PL LP.

(F)	Goodbody/PL LLC

(a)-(b)           See cover page.

CUSIP No. 055367106	Page 15 of 17 Pages

(c)           Goodbody/PL LLC has made no purchases or sales of Common Stock directly.

(d)           Goodbody/PL LLC is the general partner of Goodbody/PL LP.  Because Mr. Palmer and Mr. Lashley are the Managing Members of Goodbody/PL LLC, they have the power to direct the affairs of Goodbody/PL LLC.  Therefore, Goodbody/PL LLC may be deemed to share with Messrs. Palmer and Lashley voting and dispositive power with regard to the shares of Common Stock held by Goodbody/PL LP.

(G)	Mr. John W. Palmer

(a)-(b)           See cover page.

(c)           Mr. Palmer made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

(H)	Mr. Richard J. Lashley

(a)-(b)           See cover page.

(c)           Mr. Lashley made no purchases or sales of Common Stock within the past 60 days of the date of this filing.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company

With respect to Financial Edge Fund and Financial Edge Strategic:   PL Capital  and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.  With respect to Goodbody/PL LP:  Goodbody/PL LLC and/or PL Capital Advisors are entitled to (1) an allocation of a portion of profits, if any, and (2) a management fee based upon a percentage of total capital.

Other than the foregoing agreements and the Joint Filing Agreement filed as Exhibit 1 to the Initial Schedule 13D, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 hereof and between such persons and any person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits

Exhibit No.	Description

1	Joint Filing Agreement*
2	Letter dated April 25, 2011 to Mr. Joseph Bouffard, President & CEO of BCSB Bancorp, from the PL Capital Group*
3	Standstill Agreement dated July 29, 2011

*  Filed previously.

CUSIP No. 055367106	Page 16 of 17 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:           August 1, 2011

FINANCIAL EDGE FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member
FINANCIAL EDGE-STRATEGIC FUND, L.P.

By:	PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

CUSIP No. 055367106	Page 17 of 17 Pages

GOODBODY/PL CAPITAL, L.P.

By:	GOODBODY/PL CAPITAL, LLC
General Partner

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member
GOODBODY/PL CAPITAL, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member
PL CAPITAL, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member
PL CAPITAL ADVISORS, LLC

By:	/s/ John Palmer	/s/ Richard Lashley
	John Palmer	Richard Lashley
	Managing Member	Managing Member

By:	/s/ John Palmer
John W. Palmer

By:	/s/ Richard J. Lashley
Richard J. Lashley